Exhibit 15.135
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby
+1 212.896.1249 / +1 212.896.1236
jgoldberger@kcsa.com / mcsaby@kcsa.com
Cascal N.V. Announces Fiscal 2010 Year End Results
Highlights of FY ended March 31, 2010:
▪	Revenue of $181.8 million, up 12.8% at constant exchange rates

▪	EBITDA of $62.5 million, up 7.6% at constant exchange rates

▪	Net profit and EPS up 32% to $23.5 million and $0.77 respectively
London, U.K., June 16, 2010 — Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in eight countries, today announced unaudited financial results for the year end and the fourth quarter ended March 31, 2010. Cascal N.V. results are presented in U.S. dollars.
Results for the fiscal year ended March 31, 2010
Revenue for the year ended March 31, 2010 increased by $20.6 million or 12.8% at constant exchange rates, compared to the same period last year. Of this increase, $6.2 million was contributed by acquisitions, with the remaining $14.4 million contributed by the pre-existing portfolio through a combination of rate increases, additional customers and higher volumes. At current exchange rates, the $20.6 million increase was offset by a $2.2 million translation effect into USD, including most notably $5.4 million due to USD-GBP movements.
For the year ended March 31, 2010, EBITDA increased by $4.4 million or 7.6% at constant exchange rates, compared to the same period last year. Of the $4.4 million increase, approximately $2.5 million was contributed by acquisitions and $2.3 million came from the pre-existing portfolio, offset by $0.4 million additional corporate overhead. At current exchange rates, the $4.4 million increase was offset by a $1.0 million translation effect into USD, including most notably $2.3 million due to USD-GBP movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Year-End Revenue by Region (at constant exchange rates)
•	Revenue in China increased $10.5 million or 50%. The increase was mainly due to results from our Yancheng joint venture and Zhumadian subsidiary. These operations account for $8.9 million of the increase. $2.4 million of this increase is due to the inclusion of a full twelve months of results and $6.5 million is from additional revenue largely due to an increase in contracting work in the year ended March 31, 2010. The remaining $1.6 million comes from a combination of rate and volume increases in our other projects in China.

•	Revenue in Chile increased $3.6 million or 31%. Of this total, $3.1 million relates to the contribution made by Servicomunal and Servilampa ($2.8 million is due to the inclusion of a full twelve months of results and $0.3 million is from growth during our period of ownership). $1.2 million of the total increase was contributed by our subsidiary in Northern Chile, as a result of volume and rate increases, offset by a one-off adjustment to deferred revenue of $0.8 million. The remainder of the increase originates from pre-existing operations in Santiago and is the result of inflation based rate adjustments and higher volumes sold.

•	Revenue in the United Kingdom increased $2.9 million or 3.7%. $1.6 million of the $2.9 million increase comes from our regulated business due to an increase in rates and volumes compared to the previous year. The remainder of the increase comes from the Company’s unregulated businesses reflecting the contribution from new business most notably an increase from our heating installation and maintenance business.

•	Revenue in South Africa increased $1.9 million or 8.4%. The increase in revenue is primarily the result of a 10% rate increase implemented by our Nelspruit subsidiary and a 9% rate increase implemented by Siza Water, both with effect from July 2009, together with an increase in volumes in Siza Water. This increase was partially offset by reduced consumption due to higher rainfall and lower sundry revenue for additional services in our Nelspruit subsidiary.

•	Revenue in Indonesia increased $1.2 million or 8.9% compared to the same period last year. The increase reflects the impact of new connections and resulting increased volumes

•	Revenue in the Caribbean Region increased $0.4 million or 3.7% compared to the same period last year. This increase is due to approximately $1.0 million of revenue contributed by our Caribbean operations since their acquisition in December 2009. The revenue in our Panamanian operations declined by $0.6 million on last year as the comparative year ended March 31, 2009 included approximately $0.5 million of additional revenue which related to a prior period.

EBITDA changes by Region (at constant exchange rates)
•	China (+$4.0 million or 66%)

•	Caribbean region (+$0.4 million or 7.4%)

•	The Philippines (+$0.2 million or 21%)

•	Indonesia (+$0.2 million or 3.5%)

•	South Africa (+$0.1 million or 1.3%)

•	Chile (+$0.1 million or 2.8%)

•	The U.K. (-$0.3 million or -0.9%)

•	Holding companies (-$0.4 million)
The $4.0 million increase in China comprises $0.8 million from the Yancheng and Zhumadian acquisitions and $3.2 million from the pre-existing operations. The $0.4 million increase in the Caribbean Region is comprised of a $0.6 million EBITDA contribution from our Caribbean acquisitions and a $0.3 million improvement due to a reduction in costs in our Panamanian operation offset by the impact of $0.5 million revenue recognition previously described. The $0.1 million increase in Chile comprises $1.1 million from the Servicomunal and Servilampa acquisitions offset by one-off adjustments to deferred revenue ($0.8 million) and one-off costs relating to the 5-yearly rate reviews ($0.5 million). The UK results also include $0.3 million of one-off costs due to the recent 5-yearly rate review process. Excluding one-off items from the current and prior years, EBITDA margin was 35.0% compared 35.6%. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.
Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “Since our IPO in January 2008, Cascal has consistently demonstrated its ability to achieve strong organic growth, bolstered by a highly diversified emerging markets acquisition program. Increasing global demand for high-quality water and wastewater bodes well for proven operators like Cascal; a good example of this was our December 2009 acquisition of three Caribbean desalination businesses.”
For the year ended March 31, 2010, net financial expense was $8.1 million compared to $3.6 million in the comparable period. The change was a result of:
•	$9.5 million reduction in exchange rate results — mainly due to a large retranslation gain on a GBP intercompany loan in the year ended March 31, 2009, which was repaid in February 2009

•	$1.8 million reduction in interest income – mainly due to lower interest rates

•	$6.8 million reduction in interest expense – mainly due to a reduction of our Artesian loan balance driven by negative indexation of the retail price index in the United Kingdom
For the year ended March 31, 2010, net profit was $23.5 million, or $0.77 per share, compared to net profit of $17.8 million, or $0.58 per share for the same period last year.

The effective tax rate for fiscal 2010 was 18.7%, compared to 43.2% in fiscal 2009. Changes in U.K. tax law that stipulated that dividends remitted from foreign operations are no longer subject to tax resulted in deferred tax provisions being reversed in relation to the Company’s operations in Panama. This reversal has resulted in a credit of $4.1 million during the year ended March 31, 2010. In addition, for the year ended March 31, 2009 the Company incurred a charge of $4.1 million relating to a change in the system of tax allowances for industrial buildings in the United Kingdom. Excluding these changes, the underlying tax rate has been stable at approximately 30%.
Cash flow before investment in fixed assets was $48.0 million compared to $34.4 million for the previous period. Investment in fixed assets net of third party contributions were $38.0 million compared to $39.7 million. This resulted in a strengthening of the Company’s cash flow.
As of March 31, 2010, the consolidated balance sheet shows cash and cash equivalents of $41.4 million. Net Borrowings at March 31, 2010 stood at $194.9 million compared to $196.2 million at March 31, 2009 after paying for acquisition of our Caribbean operations and despite an adverse foreign exchange movement of $8.6 million, most notably USD-GBP movements.
Results for the Three Months Ended March 31, 2010
For the three months ended March 31, 2010, revenue increased by $6.6 million or 16% at constant exchange rates, compared to the same period last year. The revenue increase was primarily contributed by the Company’s operations in China (+$4.4 million), United Kingdom (+$1.3 million), South Africa (+$1.0 million) and the Caribbean region (+$0.8 million), offset by a $1.0 million reduction in Chile, primarily due to a one-off $0.8 million adjustment to deferred revenue.
For the three months ended March 31, 2010, EBITDA increased by $1.5 million or 9.7% at constant exchange rates, compared to the same period last year. The EBITDA increase was essentially contributed by the Company’s operations in China (+$2.0 million), United Kingdom (+$0.7 million), Caribbean region (+$0.6 million), South Africa (+$0.5 million) and Indonesia (+$0.3 million) offset by a reduction in Chile of $1.8 million, primarily as a result of the $1.0 million reduction in revenue and one-off rate review costs of $0.5 million, together with an increase in corporate overheads of $0.7 million.
Recent Business Highlights and Updates
•	On June 14, 2010 Cascal signed a new term loan facility with Macquarie Bank Limited. The new facility is for £55 million and will mature on June 14, 2015. The new term loan facility replaces an existing facility with HSBC Bank PLC ($60 million revolving loan facility; $10 million guarantee facility), which was due to expire on June 26, 2011. The Company will utilize funds from the new loan facility to retire in full the outstanding balance of $58 million on the existing facility. HSBC Bank PLC will continue to provide the guarantee facilities until Cascal replaces these with another provider.

•	In Chile, our subsidiary Bayesa has received a notice of contract termination from its client Econssa, the state-owned concession holder in Antofagasta. We are currently vigorously defending our position and are engaged in arbitration proceedings with Econssa in accordance with the terms of the contract.

•	In South Africa, our subsidiary in Nelspruit concluded the five-yearly negotiations and signed the Supplementary Agreement no3 with its client, Mbombela Local Municipality, effective from July 2010.

•	In Indonesia, our joint-venture has agreed and implemented an 18% rate increase with effect from May 2010 following negotiations with its client, the Batam Industrial Development Authority (“BIDA”).
About Cascal N.V.
Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
Forward-looking statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1, 2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures
In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.
Tables follow

Consolidated Statements of Income

	Year ended March 31, 2010			Year ended March 31, 2009
Amounts, except shares and	Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	Continuing	Discontinued
in millions of USD	Unaudited	Unaudited	Unaudited	operations	operations	Total

Revenue	181.8	—	181.8	163.4	—	163.4
Operating Expenses
Raw and auxiliary materials and other external costs	52.2	—	52.2	42.0	—	42.0
Staff costs	38.6	—	38.6	33.7	—	33.7
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	25.4	—	25.4	23.0	—	23.0
Profit on disposal of intangible and tangible fixed assets	(1.3)	—	(1.3)	(0.7)	—	(0.7)
Other operating charges	28.5	—	28.5	28.6	—	28.6

	143.4	—	143.4	126.6	—	126.6

Operating Profit	38.4	—	38.4	36.8	—	36.8

Gain/(loss) on disposal of subsidiary	—	0.2	0.2	—	(0.1)	(0.1)
Net Financial Income and Expense
Exchange rate results	0.5	—	0.5	10.0	—	10.0
Interest income	0.9	—	0.9	2.7	—	2.7
Interest expense	(9.5)	—	(9.5)	(16.3)	—	(16.3)

	(8.1)	—	(8.1)	(3.6)	—	(3.6)

Profit before Taxation	30.3	0.2	30.5	33.2	(0.1)	33.1

Taxation	(5.6)	(0.1)	(5.7)	(14.3)	—	(14.3)

Profit after taxation	24.7	0.1	24.8	18.9	(0.1)	18.8

Minority Interest	(1.3)	—	(1.3)	(1.0)	—	(1.0)

Net Profit	23.4	0.1	23.5	17.9	(0.1)	17.8

Earnings per share — Basic and Diluted(USD)	0.77	—	0.77	0.59	(0.01)	0.58
Weighted average number of shares — Basic and Diluted	30,573,696	30,573,696	30,573,696	30,566,007	30,566,007	30,566,007

Consolidated Statements of Income

	Three months
	ended March	Three months ended March 31, 2009
Amounts, except shares and	31, 2010	Continuing	Discontinued
per share amounts, expressed	Total	operations	operations	Total
in millions of USD	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	48.9	37.8	—	37.8
Operating Expenses
Raw and auxiliary materials and other external costs	15.4	11.1	—	11.1
Staff costs	9.7	6.5	—	6.5
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.8	5.1	—	5.1
Loss on disposal of intangible and tangible fixed assets	—	0.2	—	0.2
Other operating charges	6.9	6.8	—	6.8

	38.8	29.7	—	29.7

Operating Profit	10.1	8.1	—	8.1

Loss on disposal of subsidiary	—	—	(0.3)	(0.3)
Net Financial Income and Expense
Exchange rate results	(0.1)	—	—	—
Interest income	0.3	0.3	—	0.3
Interest expense	(4.3)	(4.1)	—	(4.1)

	(4.1)	(3.8)	—	(3.8)

Profit before Taxation	6.0	4.3	(0.3)	4.0

Taxation	(1.0)	(3.1)	0.1	(3.0)

Profit after taxation	5.0	1.2	(0.2)	1.0

Minority Interest	(0.4)	(0.2)	—	(0.2)

Net Profit	4.6	1.0	(0.2)	0.8

Earnings per share — Basic and Diluted(USD)	0.15	0.03	(0.01)	0.02
Weighted average number of shares — Basic and Diluted	30,581,343	30,566,007	30,566,007	30,566,007

Revenue by segment

	Three months	Three months
Amounts expressed in	ended March 31,	ended March 31,	Year ended	Year ended
millions of USD	2010	2009	March 31, 2010	March 31, 2009

United Kingdom	$19.9	$16.8	$81.2	$83.7
South Africa	6.8	4.3	24.5	20.3
Indonesia	4.0	3.1	14.7	13.0
China	10.5	6.0	31.6	20.9
Chile	3.5	4.0	15.3	11.3
Caribbean region	3.4	2.6	11.1	10.7
The Philippines	0.8	0.8	3.0	2.9
Holding companies	—	0.2	0.4	0.6

Total operations	$48.9	$37.8	$181.8	$163.4

Revenue
Dutch GAAP

					Percentage
					change 2009-
	Year ended	Year ended	Year ended	Change 2009-	2010 at
	March 31,	March 31,	March 31, 2009	2010 at	constant
	2010 as	2009 as	at constant	constant	exchange
(Dollars in millions)	reported	reported	exchange rates	exchange rates	rates

United Kingdom	$81.2	$83.7	$78.3	$2.9	3.7%
South Africa	24.5	20.3	22.6	1.9	8.4
Indonesia	14.7	13.0	13.5	1.2	8.9
China	31.6	20.9	21.1	10.5	49.8
Chile	15.3	11.3	11.7	3.6	30.8
Caribbean region	11.1	10.7	10.7	0.4	3.7
The Philippines	3.0	2.9	2.8	0.2	7.1
Holding companies	0.4	0.6	0.5	(0.1)	(20.0)

Total operations	$181.8	$163.4	$161.2	$20.6	12.8%

Exchange rate effect			2.2

Total after exchange rate effect	$181.8	$163.4	$163.4

Revenue
Dutch GAAP

	Three		Three months		Percentage
	months		ended March	Change 2009-	change 2009-
	ended	Three months	31, 2009 at	2010 at	2010 at
	March 31,	ended March	constant	constant	constant
	2010 as	31, 2009 as	exchange	exchange	exchange
(Dollars in millions)	reported	reported	rates	rates	rates

United Kingdom	$19.9	$16.8	$18.6	$1.3	7.0%
South Africa	6.8	4.3	5.8	1.0	17.2
Indonesia	4.0	3.1	3.8	0.2	5.3
China	10.5	6.0	6.1	4.4	72.1
Chile	3.5	4.0	4.5	(1.0)	(22.2)
Caribbean region	3.4	2.6	2.6	0.8	30.8
The Philippines	0.8	0.8	0.8	—	—
Holding companies	—	0.2	0.1	(0.1)	n/a

Total operations	$48.9	$37.8	$42.3	$6.6	15.6%

Exchange rate effect			(4.5)

Total after exchange rate effect	$48.9	$37.8	$37.8

Use of Non-GAAP Financial Measures — EBITDA
EBITDA represents net profit before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest.
EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit, the most directly comparable Dutch GAAP performance measure, to EBITDA.

	Year ended March	Year ended March
(Dollars in millions)	31, 2010	31, 2009

Net profit	$23.5	$17.8
Add:
Interest (income)/expense and exchange rate results	8.1	3.6
(Gain)/loss on disposal of subsidiary	(0.2)	0.1
Taxation	5.7	14.3
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	25.4	23.0
Profit on disposal of intangible and tangible fixed assets	(1.3)	(0.7)
Minority interest	1.3	1.0

EBITDA	$62.5	$59.1

Revenue	181.8	163.4

EBITDA as a percentage of revenue	34.4%	36.2%

	Three months	Three months
	ended March 31,	ended March 31,
(Dollars in millions)	2010	2009

Net profit	$4.6	$0.8
Add:
Interest (income)/expense and exchange rate results	4.1	3.8
Loss on disposal of subsidiary	—	0.3
Taxation	1.0	3.0
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6.8	5.1
Loss on disposal of intangible and tangible fixed assets	—	0.2
Minority interest	0.4	0.2

EBITDA	$16.9	$13.4

Revenue	48.9	37.8

EBITDA as a percentage of revenue	34.6%	35.4%

EBITDA
Dutch GAAP

					Percentage
					change 2009-
	Year ended	Year ended	Year ended	Change 2009-	2010 at
	March 31,	March 31,	March 31, 2009	2010 at	constant
	2010 as	2009 as	at constant	constant	exchange
(Dollars in millions)	reported	reported	exchange rates	exchange rates	rates

United Kingdom	$34.0	$36.6	$34.3	$(0.3)	(0.9)%
South Africa	8.0	7.0	7.9	0.1	1.3
Indonesia	5.9	5.4	5.7	0.2	3.5
China	10.1	6.0	6.1	4.0	65.6
Chile	3.7	3.5	3.6	0.1	2.8
Caribbean region	5.8	5.4	5.4	0.4	7.4
The Philippines	1.7	1.5	1.4	0.3	21.4
Holding companies	(6.7)	(6.3)	(6.3)	(0.4)	(6.3)

Total operations	$62.5	$59.1	$58.1	$4.4	7.6%

Exchange rate effect			1.0

Total after exchange rate effect	$62.5	$59.1	$59.1

EBITDA
Dutch GAAP

	Three	Three	Three months		Percentage
	months	months	ended March	Change 2009-	change 2009-
	ended March	ended March	31, 2009 at	2010 at	2010 at
	31, 2010 as	31, 2009 as	constant	constant	constant
(Dollars in millions)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$8.1	$6.4	$7.4	$0.7	9.5%
South Africa	2.5	1.5	2.0	0.5	25.0
Indonesia	1.6	0.9	1.3	0.3	23.1
China	3.9	1.9	1.9	2.0	105.3
Chile	0.1	1.7	1.9	(1.8)	(94.7)
Caribbean region	1.9	1.3	1.3	0.6	46.2
The Philippines	0.3	0.3	0.4	(0.1)	(25.0)
Holding companies	(1.5)	(0.6)	(0.8)	(0.7)	(87.5)

Total operations	$16.9	$13.4	$15.4	$1.5	9.7%

Exchange rate effect			(2.0)

Total after exchange rate effect	$16.9	$13.4	$13.4

Cascal
Consolidated Balance Sheets

	March 31,
	2010	March 31,
Amounts expressed in millions of USD	Unaudited	2009

Assets
Fixed Assets
Intangible fixed assets	42.6	42.9
Tangible fixed assets	449.7	397.6
Financial fixed assets	25.2	19.3

	517.5	459.8

Current Assets
Stocks	2.7	2.2
Work in progress	2.6	3.7
Debtors	44.7	51.3
Cash at bank and in hand	41.4	34.7

	91.4	91.9

Total Assets	608.9	551.7

Shareholders’ Equity & Liabilities
Shareholders’ equity	148.5	118.2
Minority shareholders’ interest	35.9	35.1

Group Equity	184.4	153.3

Provisions	67.4	60.4
Deferred revenue	63.2	51.7
Negative goodwill	1.2	1.2
Long term liabilities	224.7	161.8
Current liabilities	68.0	123.3

Total Liabilities	424.5	398.4

Total Shareholders’ Equity and Liabilities	608.9	551.7